UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number:  333-152398

Niusule Bio-pharmaceutical Corp.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	2834	26-2401986
(State or other jurisdiction of	(Primary Standard	IRS I.D.
incorporation or organization)	Industrial Classification
	Code Number)

2533 North Carson Street, Carson City, NV	89706-0242
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number:  775-887-4880

Common Stock, $0.001 Par Value Per Share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X
Rule 12g-4(a)(2)	
Rule 12h-3(b)(1)(i)	X
Rule 12h-3(b)(1)(ii)	
Rule 15d-6	X

Approximate number of holders of record as of the certification or notice date: 164

Pursuant to the requirements of the Securities Exchange Act of 1934, Niusule Bio-pharmaceutical Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 1, 2010		/s/ Quinghua Hu
		Name:	Quinghua Hu
		Title:	Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.